UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 30, 2009
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions from the Annual Shareholders’ Meeting
Dividend announcement
SIGNATURES

Resolutions from the Annual Shareholders’ Meeting
At the Annual Shareholders’ Meeting of Siemens AG on January 27, 2009, resolutions were passed on Items 3 — 12 of the Agenda. The exact wording of the resolutions is set out on the Notice of Annual Shareholders’ Meeting furnished under cover of Siemens AG’s Form 6-K dated December 5, 2008. The following are the detailed voting results:
a)	Resolution on the postponement of Item 4 (Rudi Lamprecht, Jürgen Radomski, Uriel J. Sharef, Klaus Wucherer)

Postponement of the individual ratification of Rudi Lamprecht

Yes	No
96.703% (362,554,273)	3.297% (12,359,734)
Postponement of the individual ratification of Jürgen Radomski

Yes	No
96.615% (362,524,955)	3.385% (12,698,412)
Postponement of the individual ratification of Uriel J. Sharef

Yes	No
96.659% (362,652,858)	3.341% (12,534,434)
Postponement of the individual ratification of Klaus Wucherer

Yes	No
96.641% (362,622,927)	3.359% (12,602,435)
b)	Resolution on Item 3 of the Agenda (to consider and vote upon appropriation of the net income of Siemens AG to pay a dividend)

Yes	No
99.332% (376,539,241)	0.668% (2,530,720)
c)	Resolution on Item 4 of the Agenda (to ratify the acts of the Managing Board)

Individual ratification of Peter Löscher:

Yes	No
99.033% (373,911,839)	0.967% (3,648,946)
Individual ratification of Wolfgang Dehen:

Yes	No
98.752% (372,540,069)	1.248% (4,705,856)
Individual ratification of Heinrich Hiesinger:

Yes	No
96.280% (363,041,698)	3.720% (14,024,030)

Individual ratification of Joe Kaeser:

Yes	No
96.234% (363,010,368)	3.766% (14,203,378)
Individual ratification of Rudi Lamprecht:

Resolution postponed

Individual ratification of Eduardo Montes:

Yes	No
95.624% (360,484,512)	4.376% (16,493,572)
Individual ratification of Jürgen Radomski:

Resolution postponed

Individual ratification of Jim Reid-Anderson:

Yes	No
99.035% (373,516,979)	0.965% (3,639,521)
Individual ratification of Erich R. Reinhardt:

Yes	No
96.128% (362,594,162)	3.872% (14,603,408)
Individual ratification of Hermann Requardt:

Yes	No
96.262% (363,144,466)	3.738% (14,100,818)
Individual ratification of Siegfried Russwurm:

Yes	No
99.040% (373,622,542)	0.960% (3,620,269)
Individual ratification of Uriel J. Sharef:

Resolution postponed

Individual ratification of Peter Y. Solmssen:

Yes	No
98.993% (373,357,932)	1.007% (3,794,592)
Individual ratification of Klaus Wucherer:

Resolution postponed

d)	Resolution on Item 5 of the Agenda (to ratify the acts of the Supervisory Board)

Individual ratification of Gerhard Cromme:

Yes	No
96.184% (362,927,042)	3.816% (14,398,098)
Individual ratification of Ralf Heckmann:

Yes	No
96.263% (363,089,085)	3.737% (14,091,912)

Individual ratification of Josef Ackermann:

Yes	No
96.083% (362,013,074)	3.917% (14,755,126)
Individual ratification of Lothar Adler:

Yes	No
96.402% (363,032,353)	3.598% (13,548,889)
Individual ratification of Jean-Louis Beffa:

Yes	No
99.223% (374,075,288)	0.777% (2,928,737)
Individual ratification of Gerhard Bieletzki:

Yes	No
96.380% (362,861,626)	3.620% (13,625,372)
Individual ratification of Gerd von Brandenstein:

Yes	No
99.096% (331,184,606)	0.904% (3,020,571)
Individual ratification of John David Coombe:

Yes	No
96.287% (362,985,689)	3.713% (13,997,248)
Individual ratification of Hildegard Cornudet:

Yes	No
96.376% (362,881,417)	3.624% (13,643,087)
Individual ratification of Michael Diekmann:

Yes	No
99.181% (374,125,168)	0.819% (3,088,064)
Individual ratification of Hans Michael Gaul:

Yes	No
99.208% (374,102,456)	0.792% (2,985,153)
Individual ratification of Birgit Grube:

Yes	No
96.382% (362,977,090)	3.618% (13,624,543)
Individual ratification of Peter Gruss:

Yes	No
99.220% (374,175,908)	0.780% (2,940,096)
Individual ratification of Bettina Haller:

Yes	No
99.145% (373,873,948)	0.855% (3,221,094)

Individual ratification of Heinz Hawreliuk:

Yes	No
96.295% (363,124,270)	3.705% (13,968,417)
Individual ratification of Berthold Huber:

Yes	No
96.368% (363,000,926)	3.632% (13,677,370)
Individual ratification of Harald Kern:

Yes	No
99.237% (374,217,924)	0.763% (2,875,719)
Individual ratification of Walter Kröll:

Yes	No
96.519% (363,491,386)	3.481% (13,106,133)
Individual ratification of Nicola Leibinger-Kammüller:

Yes	No
99.233% (374,196,595)	0.767% (2,889,567)
Individual ratification of Michael Mirow:

Yes	No
99.153% (373,824,232)	0.847% (3,191,510)
Individual ratification of Werner Mönius:

Yes	No
99.219% (374,138,859)	0.781% (2,941,407)
Individual ratification of Roland Motzigemba:

Yes	No
99.177% (373,901,683)	0.823% (3,100,720)
Individual ratification of Thomas Rackow:

Yes	No
99.148% (373,847,452)	0.852% (3,212,354)
Individual ratification of Håkan Samuelsson:

Yes	No
99.222% (374,155,372)	0.778% (2,930,956)
Individual ratification of Dieter Scheitor:

Yes	No
99.161% (373,884,086)	0.839% (3,161,651)
Individual ratification of Albrecht Schmidt:

Yes	No
96.498% (363,851,882)	3.502% (13,203,341)

Individual ratification of Henning Schulte-Noelle:

Yes	No
96.353% (363,348,024)	3.647% (13,752,026)
Individual ratification of Rainer Sieg:

Yes	No
99.218% (374,128,867)	0.782% (2,945,565)
Individual ratification of Peter von Siemens:

Yes	No
95.992% (320,489,127)	4.008% (13,380,738)
Individual ratification of Jerry I. Speyer:

Yes	No
96.385% (362,982,065)	3.615% (13,613,766)
Individual ratification of Birgit Steinborn:

Yes	No
96.480% (363,388,603)	3.520% (13,257,697)
Individual ratification of Lord lain Vallance of Tummel:

Yes	No
96.387% (363,019,974)	3.613% (13,604,044)
e)	Resolution on Item 6 of the Agenda (to ratify the appointment of independent auditors for the audit of the Annual and the Consolidated Financial Statements and for the review of the Interim Financial Statements)

Yes	No
99.588% (376,459,636)	0.412% (1,556,388)
f)	Resolution on Item 7 of the Agenda (to consider and vote upon a resolution authorizing the acquisition and use of Siemens shares and the exclusion of shareholders’ preemptive and tender rights)

Yes	No
97.945% (371,640,959)	2.055% (7,794,907)
g)	Resolution on Item 8 of the Agenda (to consider and vote upon a resolution authorizing the use of equity derivatives in connection with the acquisition of Siemens shares pursuant to §71 (1), no. 8 of the German Stock Corporation Act (AktG), and the exclusion of shareholders’ preemptive and tender rights)

Yes	No
97.411% (369,870,061)	2.589% (9,827,186)
h)	Resolution on Item 9 of the Agenda (to consider and vote upon the creation of an Authorized Capital 2009 against contributions in cash and/or contributions in kind with and without shareholders’ preemptive rights, and the related amendments to the Articles of Association)

Yes	No
92.018% (336,302,892)	7.982% (29,170,021)

i)	Resolution on Item 10 of the Agenda (to consider and vote upon a resolution authorizing the Managing Board to issue convertible bonds and/or bonds with warrants and exclude shareholders’ preemptive rights and to vote upon a resolution creating a Conditional Capital 2009, and related amendments to the Articles of Association)

Yes	No
96.775% (353,258,232)	3.225% (11,770,610)
j)	Resolution on Item 11 of the Agenda (to consider and vote upon adjustments to the Supervisory Board remuneration and related amendments to the Articles of Association)

Yes	No
92.621% (316,719,592)	7.379% (25,230,997)
k)	Resolution on Item 12 of the Agenda (to consider and vote upon amendments to the Articles of Association with regard to elections)

Yes	No
99.423% (375,137,278)	0.577% (2,174,189)

Siemens
Dividend announcement
(English translation of German publication in the Börsen-Zeitung)
ISIN DE0007236101
The Annual Shareholders’ Meeting of Siemens AG on January 27, 2009 resolved that the unappropriated net income of €1,462,725,473.60 for fiscal year 2007/2008 be used to pay a dividend of €1.60 on each no-par value share entitled to receive a dividend and that the amount attributable to the shares of stock of Siemens AG held in treasury by the Company at the date of the Annual Shareholders’ Meeting be carried forward.
The dividend is payable on January 28, 2009, after deduction of 25% withholding tax and a 5.5% solidarity surcharge on the withholding tax (totalling 26.375%) and, if applicable, church tax on the withholding tax, the latter to be withheld by the domestic depositary bank of the shareholder.
Payment of the dividend will be effected by your depository bank via Clearstream Banking AG.
With this tax deduction, the German individual income tax for income from capital is deemed to be satisfied (Introduction of the so-called flat rate tax (“Abgeltungssteuer”) as a result of the German Corporate Tax Reform Law 2008 (“Unternehmenssteuerreformgesetz 2008”), dated 14. August 2007). Notwithstanding the above, upon request, the Dividend can be included together with the remainder of the income from capital for the assessment of income taxes, insofar as these lead to a lower individual income tax (so-called “Günstigerprüfung”).
To claim a refund of the deducted withholding tax, including the solidarity surcharge, domestic shareholders must timely submit a non-taxation attestation (“Nichtveranlagungsbescheinigung”) or a sufficient non-deduction application (“Freistellungsauftrag”) to their depositary bank.
Berlin and Munich, January 28, 2009
Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 30, 2009	/s/ Solms U. Wittig
	Name:	Solms U. Wittig
	Title:	General Counsel Corporate & Finance

/s/ Dr. Christian A. Bleiweiss
	Name:	Dr. Christian A. Bleiweiss
	Title:	Senior Counsel, Head of Capital Markets (Legal Corporate & Finance)